Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: February 25, 2021

Origin Materials

Yahoo! Finance Interview with Origin Materials

February 24, 2021, 12:45 PM Eastern

CORPORATE PARTICIPANTS

John Bissell - Origin Materials Co-Founder and Co-CEO

Zack Guzman - Yahoo! Finance Anchor

Akiko Fujita - Yahoo! Finance Anchor

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PRESENTATION

Zack Guzman

I want to put that discussion into practice here, because no doubt there are a lot of companies who are going public via SPACs. The latest one here on our show is carbon negative products maker Origin Materials, going public through a SPAC with Artius Acquisition to value that combined entity at nearly $2 billion. Origin makes carbon negative feed materials out of wood residue, on their goal to replace fossil-based materials in a wide range of goods. Joining us right now is the CEO—co-CEO and cofounder of Origin Materials, John Bissell joins us right now.

John, thanks for taking the time. A lot to get into, not just the idea of going public via a SPAC but also what your company does, which is pretty interesting in trying to capture carbon and go in that direction. I guess we’ll start with what you do, just because to me it stands out rather than some of these boring companies going through a SPAC. We’ll start there. Talk to me about what Origin is trying to accomplish.

John Bissell

Yeah, sure. So we really see ourselves as a mission-focused company that has developed technology to enable the world’s transition to sustainable materials. And what we do is, as you described, we take lignocellulos or wood inputs; we convert those into the building blocks that can be used to make all sorts of different materials like chemicals. You know, we’re using nonfood sources, hence, the wood. And that gives us a little carbon footprint. It gives us a strong cost advantage which is important in all businesses, but particularly in materials and chemicals.

And the products that we’re starting with is really we’re starting with PET, right? So PET is an interesting material because it’s a high-quality product. It’s used in all sorts of goods, packaging, textiles, right, apparel. And what’s interesting about PET is it already has one of the best end-of-life answers when it comes to materials. It’s recyclable. It’s one of the most highly recyclable materials that we use as a species. And so being able to take such a high quality material that can be recycled so effectively and making it carbon negative really felt like a win-win.

Zack Guzman

So building off our discussion on SPACs, I mean you’re talking about that PET plastic, which I think you started developing there with your partnership with Nestlé, right, I mean talking about a plastic water bottle that was a little bit better for the environment. But this round or this kind of deal to go public via a SPAC also came with a private investment of $200 million from a partner of companies, a spattering of companies including Nestlé and PepsiCo. So talk to me about the decision to go public via a SPAC; what made you want to do this now, since it sounds like you had those partnerships in place that could have had you guys growing for a bit, more on the private side.

John Bissell

Yeah. I mean, I think from our perspective there are a couple of different advantages to SPACs, right? And this is comparing it to either a typical IPO or raising capital in the private markets. You know, with a SPAC you get—first of all, there’s the typical things, access to—or high certainty of close, relative speed. You know, the public markets have lower cost of capital generally speaking than the private market, so that’s attractive for a capital-intensive business like ours, right? We need to actually put a bunch of steel in the ground in order to produce the products that we sell to our customers. And so those are all attractive things.

Origin Materials

Tuesday, February 24, 2021 - 2:00 p.m. EST

2

But I think the other really interesting part of the--and perhaps adding on to the conversation you were just having, the other interesting aspect that we experienced was our process put us in front of a lot of really, really sophisticated investors. And that was important for us, right? In our business, which is a technology-heavy manufacturing business, you really want to have very sophisticated investors investing in each round.

And you saw that a little bit with the PIPE, right? You saw some of the most sophisticated investors on the planet really were investing in a PIPE. And so the SPAC gave us the ability to talk to a wide variety of those kinds of sophisticated investors, instead of it being driven by just a single conversation or something along those lines.

Akiko Fujita

And John, it really does feel like there are so many companies who are scrambling to get ahead of regulation as (INAUDIBLE) hear talks of a carbon tax, further disclosure rules. I’m wondering how that has led to an uptick in activity for your company. How significant has that been?

John Bissell

Yeah, it’s been an incredible run-up of urgency over the last, I’d say, sort of 12 to 18 months, give or take. And what we’ve seen is just overwhelming amounts of demand, frankly speaking. That was actually a significant driver. You know, there was (INAUDIBLE) a question earlier of well, why SPAC for fundraising; but it’s also why now, right? Why raise additional capital right now?

And for us it is our customers—I’m now speaking broadly, right—have really gone from this is an important strategic initiative to this is a problem that really needs to be solved very, very quickly, right, from their perspective. And so that was part of what was driving the urgency to go get significant additional capital, in order to put more steel on the ground to produce more of these carbon negative products for our customers.

Akiko Fujita

When you talk about the innovation in this space, there has been so much money poured into technology for carbon capture. And when you look at the overall number in terms of how much carbon needs to be removed, I mean, it does seem pretty daunting. I’m looking at the UN numbers, 100 billion to 1 trillion tons of carbon dioxide that needs to be removed.

What do you say to those critics who say that carbon capture is not the long-term answer here? That’s really just sort of the quick fix that people are going for, because they don’t want to be taxed on the other end on their carbon footprint.

John Bissell

Yeah. I mean, I think we’re focused on the scale of the problem, right, and how do you match the right kinds of technological and manufacturing and sort of business tools to the scale of that problem. And for us, that’s a massive opportunity, right? We’re going after, as you say, not only is it a huge carbon problem that has to be solved, but we’re talking about materials which are some of the most consumed materials by humankind, and trying to pair the two of those. How do we take this huge problem and this huge quantity of materials that we use and back them up to each other, and sort of solve the problem with the volume of materials, right?

Origin Materials

Tuesday, February 24, 2021 - 2:00 p.m. EST

3

And so I think you’re right that there’s a massive scale problem. It’s not clear to me that in any way, shape or form that we should only be trying to pick sort of the single winner in this category, which is I think maybe one way of framing the question you just asked; is should we only try one kind of solution? I think the answer is this is such a large problem, we need to be doing everything that we can possibly figure out how to do.

And from a business perspective, there is more than enough room for lots and lots of companies to be extraordinarily successful, and essentially the next generation’s major industrial companies, right, in the process of solving this climate problem.

Akiko Fujita

Yeah, and to your point, we’ve seen so much VC money flow into this space. Appreciate you joining us today. John Bissell, Origin Materials, co-CEO and co-founder.

Origin Materials

Tuesday, February 24, 2021 - 2:00 p.m. EST

About Artius

Artius (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC. For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. (doing business as “Origin Materials”) is the world’s leading carbon negative materials company. Origin’s mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin’s patented drop-in core technology, cost-competitive economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin’s first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade. For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Artius will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Artius’s common stock in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin’s stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from the respective companies by contacting the investor relations department of Artius or Origin at the following:

Artius Contact Information

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

Origin Materials Contact Information

Investors:	Media:
OriginIR@icrinc.com	OriginPR@icrinc.com

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Artius’s and Origin’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Artius’s securities, (ii) the risk that the transaction may not be completed by Artius’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger and Reorganization, by and between Artius Acquisition Inc., Zero Carbon Merger Sub Inc. and Micromidas, Inc., dated as of February 16, 2021 (the “Merger Agreement”) by the shareholders of Artius, and the satisfaction of the minimum trust account amount following redemptions by Artius’s public shareholders, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Origin’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Origin and potential difficulties in Origin employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Origin or against Artius related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Artius’s securities on a national securities exchange, (x) the price of Artius’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Artius plans to operate or Origin operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to manage rapid growth effectively, including completion of construction of facilities and beginning production in commercial quantities, (xiii) the maintenance, expansion and refurbishment of Origin’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes, which may have an adverse effect on the combined company’s results of operations and financial condition, (xiv) the ability to discover, develop and protect new technologies and to protect and enforce Origin’s or Artius’s intellectual property rights, (xv) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xvi) the fact that Origin is an early stage company with a history of losses and its future profitability is uncertain, (xvii) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and indications of interest from potential customers (xviii) compliance with extensive environmental, health and safety laws could require material expenditures, changes in operations or site remediation, (xix) the risk of downturns and a changing regulatory landscape in the highly competitive industry, (xx) risks relating to the value of the Artius’s shares to be issued in the transaction and uncertainty as to the long-term value of Artius’s common stock, (xxi) disruptions and other impacts to Origin’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xxii) the amount of redemption requests made by Artius’s stockholders, (xxiii) those factors discussed in Artius’s final prospectus filed with the SEC on July 15, 2020 under the “Risk Factors” heading, and other documents Artius has filed, or will file, with the SEC and (xxiii) other risks to Artius’s and Origin’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for Origin or Artius, adversely impact demand or production; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by Artius. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of Artius’s subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of Artius would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Artius’s or Origin’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Artius nor Origin assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

Artius, Origin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in Artius’s final prospectus filed with the SEC on July 15, 2020. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.